Exhibit 99.1

NewsRelease

TC Energy reaches agreement to sell
Ontario natural gas-fired power plants for $2.87 billion

CALGARY, Alberta - July 30, 2019 - News Release - TC Energy Corporation (TSX:TRP) (NYSE:TRP) (TC Energy) announced today that it has entered into an agreement through its wholly-owned subsidiary, TransCanada Energy Ltd., to sell interests in three Ontario natural gas-fired power plants to a subsidiary of Ontario Power Generation Inc., for approximately $2.87 billion. The facilities include the 683-megawatt Halton Hills power plant, the 900-megawatt Napanee generating station which is nearing completion and TC Energy’s 50 per cent interest in the 550-megawatt Portlands Energy Centre. The transaction is expected to close in late 2019 subject to a number of closing conditions which include regulatory approvals and Napanee reaching commercial operations as outlined in the agreement.
“The sale of these facilities is part of our ongoing efforts to maximize value for our shareholders and fund our industry-leading secured growth program in a disciplined manner,” said Russ Girling, TC Energy President and Chief Executive Officer. “We continue to be a significant private sector power generator in Canada and are committed to the ongoing multi-billion-dollar life-extension program at the Bruce Power nuclear facility in Ontario. In addition, we remain interested in new low-risk investment opportunities in the electricity sector within our core North American markets.”
When combined with the Coolidge, Northern Courier and U.S. Midstream asset monetizations, TC Energy now expects to realize approximately $6.3 billion from portfolio management activities in 2019 that will be used to help fund its near-term capital program and further strengthen its financial position.
“Looking forward, we expect our strong operating and financial performance to continue as we are well-positioned to fund our $30 billion secured capital program with a focus on per share measures and in a manner consistent with achieving targeted credit metrics in 2019 and thereafter,” Girling added.
Following the sale of these three facilities, TC Energy’s portfolio of high-quality, long-life energy infrastructure assets will include investments in six low-emission natural gas-fired power plants and the Bruce Power nuclear facility, resulting in a combined generating capacity of approximately 4,200 megawatts. Bruce Power, which provides Ontario with over 30 per cent of its electricity, is undertaking a life-extension program that will see TC Energy invest approximately $2.2 billion by 2023 with the potential for another $6.0 billion ($2018) under a long-term agreement with the Ontario Independent Electricity System Operator.
TC Energy and its affiliates deliver the energy millions of people rely on every day to power their lives and fuel industry. We are not only focused on what we do, but how we do it - guided by core values of safety, responsibility, collaboration and integrity, our more than 7,000 people are committed to sustainably developing and operating pipeline, power generation and energy storage facilities across Canada, the United States and Mexico. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. Visit TCEnergy.com and connect with us on social media to learn more.

FORWARD-LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TC Energy undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated May 2, 2019 and 2018 Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

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